    As filed with the Securities and Exchange Commission on October 25, 1999
                                                     Registration No. 333--_____
                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                             -----------------------

                        COMMUNITY SHORES BANK CORPORATION
              (Exact number of issuer as specified in its charter)

         Michigan                                        38-3423227
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
of incorporation or organization)

                 1030 W. Norton Avenue, Muskegon Michigan 49441
               (Address of Principal Executive Offices) (Zip Code)

                        COMMUNITY SHORES BANK 401(K) PLAN
                            (Full title of the plan)

                              JOSE A. INFANTE,
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        Community Shores Bank Corporation
                              1030 W. Norton Avenue
                            Muskegon, Michigan 49441
                     (Name and Address of Agent for service)
          Telephone number, including area code, of agent for service:
                                 (616) 780-1800

                          COPIES OF COMMUNICATIONS TO:
                               JEROME M. SCHWARTZ
                              Dickinson Wright PLLC
                         500 Woodward Avenue, Suite 4000
                             Detroit, Michigan 48226

                  Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement

                         CALCULATION OF REGISTRATION FEE

-------------------------------- ---------------------- ------------------------- ------------------------ -----------------

                                                            Proposed Maximum             Proposed
      Title of Securities            Amount to be           Offering Price Per       Maximum Aggregate        Amount of
       to be Registered*              Registered                Share**              Offering Price**      Registration Fee

-------------------------------- ---------------------- ------------------------- ------------------------ -----------------
         Common Stock                50,000 Shares               $6.50                   $325,000                $91

-------------------------------- ---------------------- ------------------------- ------------------------ -----------------

*In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein. **Based upon the average of the bid and ask prices on October 20, 1999

                                     PART II


               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         Community Shores Bank Corporation (the "Company") and the Community Shores Bank 401(k) Plan (the "Plan") hereby incorporate by reference in this Registration Statement the following document previously filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

         1. The Company's Annual Report on Form 10-KSB for the period ended December 31, 1998.

         2. The Company's Quarterly Reports on Forms 10-QSB for the Quarters ended March 31, 1999 and June 30, 1999.

         All documents subsequently filed with the Commission by the Company or the Plan pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated herein by reference and to be a part hereof from the dates of filing of such documents.

ITEM 4.  DESCRIPTION OF SECURITIES

         The Company's authorized capital stock consists of 9,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of the date of this Registration Statement, there are 1,170,000 shares of Common Stock issued and outstanding. No shares of Preferred Stock have been issued by the Company.

         Michigan law allows the Company's Board of Directors to issue additional shares of stock up to the total amount of Common Stock and Preferred Stock authorized without obtaining the prior approval of the shareholders.

PREFERRED STOCK

         The Board of Directors of the Company is authorized to issue Preferred Stock, in one or more series, from time to time, with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitation or restrictions thereof, as may be provided in the resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the number of shares and designation of such series; (ii) the dividend rate and whether dividends are to be cumulative; (iii) whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights; (iv) the rights to which the holders of shares shall be entitled, and the preferences, if any, over any other series; (v) whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions; (vi) whether the shares shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of such conversion or exchange; (vii) the voting powers, full or limited, if any, of the shares; (viii) whether the issuance of any additional shares, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (ix) any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

COMMON STOCK

         Dividend Rights

         Subject to any prior rights of any holders of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Under Michigan law, dividends may be legally declared or paid only if after the distribution the Company can pay its debts as they come due in the usual course of business and the Company's total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

         Funds for the payment of dividends by the Company are expected to be obtained primarily from dividends of Community Shores Bank (the "Bank"), the Company's subsidiary. There can be no assurance that the Company will have funds available for dividends, or that if funds are available, that dividends will be declared by the Company's Board of Directors.

         Voting Rights

         Subject to the rights, if any, of holders of shares of Preferred Stock then outstanding, all voting rights are vested in the holders of shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors. Shareholders of the Company do not have cumulative voting rights.

         Preemptive Rights

         Holders of Common Stock do not have preemptive rights.

         Liquidation Rights

         Subject to any rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

         Transfer Agent

         State Street Bank & Trust Company of Boston, Massachusetts, serves as the transfer agent of the Company's Common Stock.

CERTAIN CHARTER PROVISIONS

         The following provisions of the Company's Articles of Incorporation may delay, defer, prevent, or make it more difficult for a person to acquire the Company or to change control of the Company's Board of Directors, thereby reducing the Company's vulnerability to an unsolicited takeover attempt.

         Classification of the Board of Directors

         The Company's Articles of Incorporation provide for the Board of Directors to be divided into three classes with staggered terms; each class to be as nearly equal in number as possible. Each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Any vacancies in the Board, or newly created director positions, may be filled by vote of the directors then in office. The Company's Articles of Incorporation provide that the number of directors shall be fixed by majority of the Board at no fewer than six nor more than fifteen.

         Removal of Directors

         The Michigan Business Corporation Act ("MBCA") provides that, unless the articles of incorporation otherwise provide, shareholders may remove a director or the entire Board of Directors with or without cause. The Company's Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of all the shares of the Company entitled to vote generally in the election of directors.

         Filling Vacancies on the Board of Directors

         The Company's Articles of Incorporation provide that a new director chosen to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class in which the vacancy occurred.

         Nominations of Director Candidates

         The Company's Articles of Incorporation include a provision governing nominations of director candidates. Nominations for the election of directors may be made by the Board of Directors, a nominating committee appointed by the Board of Directors, or any shareholder entitled to vote for directors. In the case of a shareholder nomination, the Articles of Incorporation provide certain procedures that must be followed. A shareholder intending to nominate candidates for election must deliver written notice containing certain specified information to the Secretary of the Company at least sixty (60) days but not more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

         Certain Shareholder Action

         The Company's Articles of Incorporation require that any shareholder action must be taken at an annual or special meeting of shareholders, that any meeting of shareholders must be called by the Board of Directors or the Chairman of the Board, and, unless otherwise provided by law, prohibit shareholder action by written consent. Shareholders of the Company are not permitted to call a special meeting of shareholders or require that the Board call such a special meeting. The MBCA permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which the Company's principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

         Increased Shareholders Vote for Alteration, Amendment or Repeal of Article Provisions

         The Company's Articles of Incorporation require the affirmative vote of the holders of at least 66 2/3 percent of the voting stock of the Company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the foregoing provisions of the Company's Articles of Incorporation.

CERTAIN ANTI-TAKEOVER PROVISIONS

         Michigan Fair Price Act

         Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10 percent or more of the outstanding voting shares of the Company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with, a specified person.

         The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (i) the purchase price to be paid for the shares of the Company in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the Company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; and (iii) five years must have elapsed since the person involved became an interested shareholder.

         The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

         Control Share Act.

         The MBCA regulates the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act"). The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power, alone or as part of a group, at or above any of the following thresholds: 20 percent, 33-1/3 percent or 50 percent. Under the Control Share Act, an acquiror may not vote "control shares" unless the Company's disinterested shareholders (defined to exclude the acquiring person, officers of the target Company, and directors of the target Company who are also employees of the Company) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

         The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of the corporation's shareholders except the acquiring person.

ITEM 5.  INTEREST OF NAMED EXPERTS AND COUNSEL

Not Applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Indemnification

         The Company's Articles of Incorporation provide that the Company shall indemnify its present and past directors, officers, and such other persons as the Board of Directors may authorize to the full extent permitted by law.

         The Company's Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the Company. The Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director or officer of the Company or while serving as such a director or officer, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments. penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Bank to their respective directors or officers otherwise permitted under the MBCA or the Michigan Banking Code, respectively.

         With respect to derivative actions, the Bylaws provide that the Company shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Company, or while serving as such a director or officer, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation. partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders. No indemnification is provided in the Bylaws in respect of any claim, issue or matter in which such person has been found liable to the Company except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         The Company has purchased directors' and officers' liability insurance for directors and officers of the Company.

         Limitation of Director Liability

         The MBCA permits corporations to limit the personal liability of their directors in certain circumstances. The Company's Articles of Incorporation provide that the director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty. However, they do not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by the MBCA, currently including, without limitation, the following: (1) breach of the director's duty of loyalty to the Company or its shareholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of the MBCA; and (4) transactions from which the director derived an improper personal benefit.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable

ITEM 8.  EXHIBITS

The following exhibits are filed herewith:

               Exhibit
               Number                                Exhibit
               ------                                -------
                  4                         Article III of the Articles of  Incorporation of the Company is
                                            incorporated by reference to Exhibit 3.1 of the Company's
                                            Registration Statement on Form SB-2 (Commission File No. 333-
                                            63769) that became effective on December 17, 1998

                  5                         Copy of the Internal Revenue Service determination letter that the
                                            Plan is qualified under section 401 of the Internal Revenue Code

                 23                         Consent of Crowe, Chizek and Company LLP

ITEM 9.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, provided that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant, in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muskegon and State of Michigan on October 19, 1999.

                                        COMMUNITY SHORES BANK CORPORATION



                                        /s/ JOSE' A. INFANTE
                                        ----------------------------------------
                                        Jose A. Infante
                                        Chairman of the Board, President
                                        and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 19, 1999.


/s/ DAVID C. BLISS                      /s/ MICHAEL D. GLUHANICH
---------------------------------       ----------------------------------------
David C. Bliss, Director                Michael D. Gluhanich, Director

/s/ GARY F. BOGNER                      /s/ DONALD E. HEGEDUS
---------------------------------       ----------------------------------------
Gary F. Bogner, Director                Donald E. Hegedus, Director

/s/ JOHN C. CARLYLE
---------------------------------       ----------------------------------------
John C. Carlyle, Director               John L. Hilt, Director


/s/ ROBERT L. CHANDONNET                /s/ JOSE' A. INFANTE
---------------------------------       ----------------------------------------
Robert L. Chandonnet, Director          Jose' A. Infante, Chairman of the Board,
                                        President and Chief Executive Officer
                                        and Director (principal executive
                                        officer)

/s/ DENNIS L. CHERETTE                  /s/ JOY R. NELSON
---------------------------------       ----------------------------------------
Dennis L. Cherette, Director            Joy R. Nelson, Director

/s/ BRUCE J. ESSEX                      /s/ TRACEY A. WELSH
---------------------------------       ----------------------------------------
Bruce J. Essex , Director               Tracey A. Welsh (principal financial and
                                        accounting officer)

                                    SIGNATURE



         Pursuant to the requirements of the Securities Act of 1933, the trustee (or other persons who administer the employee benefit plan) have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muskegon, State of Michigan on this 19th day of October 1999.

                                        COMMUNITY SHORES BANK 401(k) PLAN

                                        By /s/ RALPH R. BERGGREN
                                           -------------------------------------
                                           Ralph R. Berggren, Trustee



                                        By /s/ TRACEY A. WELSH
                                           -------------------------------------
                                           Tracey A. Welsh, Trustee

                                  EXHIBIT INDEX

Exhibit

Number                                  Exhibit
------                                  -------
   4                                    Article III of the Articles of  Incorporation of the Company is
                                        incorporated by reference to Exhibit 3.1 of the Company's
                                        Registration  Statement on Form SB-2 (Commission File No. 333-
                                        63769) that became effective on December 17, 1998

   5                                    Copy of the Internal Revenue Service determination letter that the
                                        Plan is qualified under Section 401 of the Internal Revenue Code

   23                                   Consent of Crowe, Chizek and Company LLP